GlobalFoundries Reports Third Quarter 2022 Financial Results
Record Revenue, Gross Profit, and Net Income

Malta, New York, November 8, 2022 - GlobalFoundries Inc. (GF) (Nasdaq: GFS) today announced preliminary financial results for the third quarter ended September 30, 2022.
Key Third Quarter Financial Highlights
•Record revenue of $2.1 billion, up 22% year-over-year.
•Record gross margin of 29.4% and adjusted gross margin of 29.9%.
•Record operating margin of 17.2% and adjusted operating margin of 18.8%.
•Record net income of $336 million and adjusted net income of $368 million.
•Record adjusted EBITDA of $793 million.
•Cash, cash equivalents and marketable securities of $3.5 billion.

“In the third quarter, the GF team continued to execute on its commitments to customers and shareholders despite ongoing macroeconomic and geopolitical challenges,” said CEO Dr. Thomas Caulfield. "300mm-equivalent wafer shipments of 637 thousand was a record for GF, an increase of 5% year-over-year. Our revenue grew 22% year-over-year, and we delivered record gross, operating, and net profits, making significant progress towards our long-term financial model. We remain on track to deliver a strong year of growth and profitability.”

Recent Business Highlights:

•GF qualified a proprietary automotive eNVM product for one of the largest automotive MCU suppliers in the industry. The qualification allows GF to ship this product from both the Dresden and Singapore facilities, establishing a high-volume, secure supply chain for the automotive industry.

•U.S. Senator Patrick Leahy and GF announced the award of $30 million in federal funding to advance the development and production of next-generation gallium nitride (GaN) on silicon semiconductors at GF's facility in Essex Junction, VT.

•GF announced that the company has been added to the Philadelphia Stock Exchange Semiconductor Index (SOX) effective Monday, September 19, 2022.

Unaudited Summary Quarterly Results (in millions USD, except per share amounts and wafer shipments)1

				Year-over-year		Sequential
	Q3'22	Q2'22	Q3'21	Q3'22 vs Q3'21		Q3'22 vs Q2'22

Net revenue	$2,074	$1,993	$1,700	$374	22%	$81	4%

Gross profit	610	$538	$300	$310	103%	$72	13%
Gross margin	29.4%	27.0%	17.6%		+1,180bps		+240bps

Adjusted gross profit(1)	$621	$559	$306	$315	103%	$62	11%
Adjusted gross margin	29.9%	28.0%	18.0%		+1,190bps		+190bps

Operating profit	$357	$297	$52	$305	587%	$60	20%
Operating margin	17.2%	14.9%	3.1%		+1,410bps		+230bps

Adjusted operating profit(1)	$389	$350	$81	$308	380%	$39	11%
Adjusted operating margin	18.8%	17.6%	4.8%		+1,400bps		+120bps

Net income	$336	$264	$5	$331	6,620%	$72	27%
Net income margin	16.2%	13.2%	0.3%		+1,590bps		+300bps

Adjusted net income(1)	$368	$317	$34	$334	982%	$51	16%
Adjusted net income margin	17.7%	15.9%	2.0%		+1,570bps		+180bps

Diluted earnings per share ("EPS")	$0.61	$0.48	$0.01	$0.60	6,000%	$0.13	27%

Adjusted diluted earnings per share(1)	$0.67	$0.58	$0.07	$0.60	857%	$0.09	16%

Adjusted EBITDA(1)(2)	$793	$784	$505	$288	57%	$9	1%
Adjusted EBITDA margin	38.2%	39.3%	29.7%		+850bps		(110)bps

Cash from operations	$679	$609	$1,109	$(430)	(39)%	$70	11%

Wafer shipments (300mm equivalent) (in thousands)	637	630	609	28	5%	7	1%

(1)Adjusted gross profit, adjusted operating profit, adjusted net income, adjusted diluted earnings per share, and adjusted EBITDA are adjusted non-IFRS metrics; please see the reconciliation of IFRS to adjusted non-IFRS metrics in the section "Unaudited Reconciliation of IFRS to Adjusted non-IFRS" below.

(2) Beginning in Q3 2022, the Company has revised its definition of adjusted EBITDA to include an adjustment for finance income. The change was made due to the Company making an investment during Q2 2022 of approximately $1 billion in marketable securities. The Company believes the revised definition provides management and investors more useful information to evaluate the operations of our business. Adjusted EBITDA is now defined as net income (loss), adjusted for the impact of finance expense, finance income, income tax expense, depreciation, amortization, share based compensation expense, transaction gains and associated expenses, restructuring charges and litigation settlement.

Summary of Fourth Quarter 2022 Outlook (unaudited in millions USD, except per share amounts)(3)

	IFRS	Share-based compensation	Non-IFRS Adjusted
Net revenue	$2,050 - $2,100	—	—
Gross Profit	$580 - $619	$11 - $15	$595 - $630
Gross Margin (mid-point)	28.9%		29.5%
Operating Profit	$323 - $390	$30 - $42	$365 - $420
Operating Margin (mid-point)	17.2%		18.9%
Gain on sale (EFK transaction)(4)	$350 - $400		$350 - $400
Net Income(5)	$645 - $770	$30 - $42	$687 - $800
Net Income Margin (mid-point)	34.1%		35.8%
Diluted EPS	$1.16 - $1.39		$1.24 - $1.44
Adjusted EBITDA(6)	NA		$770 - $840
Adj. EBITDA Margin (mid-point)			38.8%
(3)The guidance provided above contains forward-looking statements as defined in the U.S. Private Securities Litigation Act of 1995, and is subject to the safe harbors created therein. The guidance includes management’s beliefs and assumptions and is based on information currently available. GF has not provided a reconciliation of its Fourth Fiscal Quarter outlook for adjusted Non-IFRS EBITDA and related Margin because estimates of all of the reconciling items cannot be provided without unreasonable efforts. Certain factors that are materially significant to GF’s ability to estimate these items are out of its control and/or cannot be reasonably predicted.

(4) Estimated gain on sale of East Fishkill ("EFK") facility in December 2022.

(5) Includes one-time estimated gain on sale of EFK facility in December 2022.

(6) Reflects change to adjusted EBITDA definition discussed in more detail elsewhere in this release.

Unaudited Consolidated Statements of Operations

	Three Months Ended
(in millions USD, except for per share amounts)	September 30, 2022	September 30, 2021

Net revenue	$2,074	$1,700
Cost of revenue	1,464	1,400
Gross profit	$610	$300
Operating expenses:
Research and development	124	$114
Sales, marketing, general and administrative	129	134
Total operating expenses	$253	$248
Operating profit	357	52
Finance expense, net	(11)	$(27)
Other income	9	2
Income tax expense	(19)	(22)
Net income	$336	$5
Attributable to:
Shareholders of GlobalFoundries	337	$6
Non-controlling interest	(1)	$(1)
Earnings per share :
Basic	$0.62	$0.01
Diluted	$0.61	$0.01
Shares used in earnings per share calculation
Basic	543	500
Diluted	553	512

Unaudited Consolidated Statements of Financial Position

(in millions USD)	September 30, 2022	December 31, 2021

Assets:
Cash and cash equivalents	$2,541	$2,939
Receivables, prepayments and other	1,169	1,231
Marketable securities	567	—
Inventories	1,342	1,121
Current assets	$5,619	$5,291
Deferred tax assets	302	$353
Property, plant, and equipment, net	10,218	8,713
Marketable securities	365	—
Other assets	704	671
Noncurrent assets	11,589	$9,737
Total assets	$17,208	$15,028
Liabilities and equity:
Current portion of long-term debt	244	$297
Other current liabilities	3,628	2,866
Current liabilities	3,872	$3,163
Noncurrent portion of long-term debt	1,972	$1,716
Other liabilities	2,283	2,116
Noncurrent liabilities	$4,255	$3,832
Shareholders' equity:
Common stock/additional paid-in capital	23,777	$23,498
Accumulated deficit	(14,689)	(15,469)
Accumulated other comprehensive (loss)	(48)	(54)
Non-controlling interest	41	58
Total liabilities and equity	$17,208	$15,028

Unaudited Consolidated Statements of Cash Flows

	Three Months Ended
(in millions USD)	September 30, 2022	September 30, 2021

Cash flows from operating activities:
Net income	$336	$5
Depreciation and amortization	395	415
Finance expense, net and other(1)	6	27
Deferred income taxes	11	20
Other non-cash operating activities	(32)	2
Net change in working capital	(37)	640
Net cash provided by operating activities	$679	$1,109

Cash flows from investing activities:
Purchases of property, plant, equipment, and intangible assets	$(613)	$(392)
Other investing activities	(151)	30
Net cash used in investing activities	$(764)	$(362)

Cash flows from financing activities:
Repayments of shareholder loan	$—	$(442)
Proceeds (repayment) of debt, net	95	(87)
Other financing activities	62	4
Net cash provided by (used in) financing activities	$157	$(525)
Effect of exchange rate changes	$(5)	$(8)
Net change in cash and cash equivalents	$67	$214
Cash and cash equivalents at the beginning of the period	$2,474	805
Cash and cash equivalents at the end of the period	$2,541	$1,019

(1) Finance expense, net and other has been adjusted to include interest and taxes paid that were previously included in "Other non-cash operating activities." Prior period amounts have been adjusted accordingly.

Unaudited Reconciliation of IFRS to Adjusted Non-IFRS

	Three Months Ended
(in millions USD)	September 30, 2022	June 30, 2022	September 30, 2021

Gross profit	$610	$538	$300
Gross profit margin	29.4%	27.0%	17.6%
Share based compensation	$11	$21	$6
Adjusted gross profit	$621	$559	$306
Adjusted gross margin	29.9%	28.0%	18.0%

Operating profit	$357	$297	$52
Operating profit margin	17.2%	14.9%	3.1%
Share based compensation	$32	$53	$29
Adjusted operating profit	$389	$350	$81
Adjusted operating profit margin	18.8%	17.6%	4.8%

Net income	$336	$264	$5
Net income margin	16.2%	13.2%	0.3%
Share based compensation	$32	$53	$29
Adjusted net income	$368	$317	$34
Adjusted net income margin	17.7%	15.9%	2.0%

Diluted earnings per share	$0.61	$0.48	$0.01
Share based compensation	$0.06	$0.10	$0.06
Adjusted diluted earnings per share	$0.67	$0.58	$0.07

Unaudited Reconciliation of Net Income to Adjusted EBITDA

	Three Months Ended
(in millions USD)	September 30, 2022	June 30, 2022	September 30, 2021

Net income for the period	$336	$264	$5
Depreciation and amortization	$395	$411	$415
Finance expense	$28	$26	$28
Finance income	$(17)	NA	NA
Income tax expense	$19	$30	$22
Share based compensation	$32	$53	$29
Restructuring and corporate severance programs	$—	$—	$2
(Gains) on transactions, legal settlements and transaction expenses	$—	$—	$4
Adjusted EBITDA(1)	$793	$784	$505
Adjusted EBITDA margins	38.2%	39.3%	29.7%

(1)Reflects change to adjusted EBITDA definition discussed in more detail elsewhere in this release.

Adjusted Financial Measures (Non-IFRS)

In addition to the financial information presented in accordance with IFRS, this press release includes the following adjusted non-IFRS metrics: adjusted gross profit, adjusted operating profit, adjusted net income (loss), adjusted diluted earnings (loss) per share and adjusted EBITDA. We define adjusted gross profit as gross profit adjusted for share-based compensation expense. We define adjusted operating profit as profit from operations adjusted for share-based compensation expense. We define adjusted net income (loss) as net income (loss) adjusted for share-based compensation expense. We define adjusted diluted EPS as adjusted net income (loss) divided by the dilutive shares. We define adjusted EBITDA as net income (loss), adjusted for the impact of finance expense, finance income, income tax expense, depreciation, amortization, share-based compensation expense, transaction gains and associated expenses, restructuring charges and litigation settlements.

We believe that in addition to our results determined in accordance with IFRS, these adjusted non-IFRS measures provide useful information to both management and investors in measuring our financial performance and highlight trends in our business that may not otherwise be apparent when relying solely on IFRS measures. These adjusted non-IFRS financial measures provide supplemental information regarding our operating performance that excludes certain gains, losses and non-cash charges that occur relatively infrequently and/or that we consider to be unrelated to our core operations. For further information regarding these non-IFRS measures, please refer to "Unaudited Reconciliation of IFRS to Adjusted Non-IFRS" table above.

Adjusted non-IFRS financial information is presented for supplemental informational purposes only and should not be considered in isolation or as a substitute for financial information presented in accordance with IFRS. Our presentation of adjusted non-IFRS measures should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items. Other companies in our industry may calculate these measures differently, which may limit their usefulness as a comparative measure.

Conference Call and Webcast Information

GF will host a conference call with the financial community on Tuesday, November 8, 2022 at 8:30 a.m. U.S. Eastern Time (ET) to review the Third Quarter 2022 results in detail. Interested parties may join the scheduled conference call by registering at https://register.vevent.com/register/BI4e00c8c0b4a74f61af4bcda1515f2ea0

The call will be webcast and can be accessed from the GF Investor Relations website https://investors.gf.com. A replay of the call will be available on the GF Investor Relations website within 24 hours of the actual call.

About GlobalFoundries

GlobalFoundries® (GF®) is one of the world’s leading semiconductor manufacturers. GF is redefining innovation and semiconductor manufacturing by developing and delivering feature-rich process technology solutions that provide leadership performance in pervasive high growth markets. GF offers a unique mix of design, development and fabrication services. With a talented and diverse workforce and an at-scale manufacturing footprint spanning the U.S., Europe and Asia, GF is a trusted technology source to its worldwide customers. For more information, visit www.gf.com.

Forward-looking Statements

This press release includes “forward-looking statements” that reflect our current expectations and views of future events. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and include but are not limited to, statements regarding our financial outlook, future guidance, product development, business strategy and plans, and market trends, opportunities and positioning. These statements are based on current expectations, assumptions, estimates, forecasts, projections and limited information available at the time they are made. Words such as “expect,” “anticipate,” “should,” “believe,” “hope,” “target,” “project,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” “shall,” "outlook," "on track," and variations of these terms or the negative of these terms and similar expressions are intended to identify these forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are subject to a broad variety of risks and uncertainties, both known and unknown. Any inaccuracy in our assumptions and estimates could affect the realization of the expectations or forecasts in these forward-looking statements. For example, our business could be impacted by the COVID-19 pandemic and supply chain disruptions due to the Russia/Ukraine conflict and actions taken in response to such events; the market for our products may develop more slowly than expected or than it has in the past; our operating results may fluctuate more than expected; there may be significant fluctuations in our results of operations and cash flows related to our revenue recognition or otherwise; a network or data security incident that allows unauthorized access to our network or data or our customers’ data could damage our reputation; we could experience interruptions or performance problems associated with our technology, including a service outage; and global economic conditions could deteriorate, including due to increasing interest rates, rising inflation and any potential recession. It is not possible for us to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results or outcomes to differ materially from those contained in any forward-looking statements we may make. Moreover, we operate in a competitive and rapidly changing market, and new risks may emerge from time to time. You should not rely upon forward-looking statements as predictions of future events. These statements are based on our historical performance and on our current plans, estimates and projections in light of information currently available to us, and therefore you should not place undue reliance on them.

Although we believe that the expectations reflected in our statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances described in the forward-looking statements will be achieved or occur. Moreover, neither we, nor any other person, assumes responsibility for the accuracy and completeness of these statements. Recipients are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date such statements are made and should not be construed as statements of fact. Except to the extent required by federal securities laws, we undertake no obligation to update any information or any forward-looking statements as a result of new information, subsequent events, or any other circumstances after the date hereof, or to reflect the occurrence of unanticipated events. For a discussion of potential risks and uncertainties, please refer to the risk factors and cautionary statements in our 2021 Annual Report on Form 20-F, current reports on Form 6-K and other reports filed with the Securities and Exchange Commission. Copies of our SEC filings are available on our Investor Relations website, investors.gf.com, or from the SEC website, www.sec.gov.

For further information, please contact:

Investor Relations
ir@gf.com